Sally Beauty Holdings, Inc.

3001 Colorado Blvd., Denton, Texas  76210

Phone Number: 940-297-2000

Fax Number: 940-297-3560

February 26, 2009

VIA EDGAR

William Thompson

Accounting Branch Chief

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Sally Holdings LLC
Sally Capital, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed November 26, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 5, 2009
File Nos. 333-144427 and 333-14427-10

Dear Mr. Thompson:

This letter sets forth the responses of Sally Holdings LLC (the “Company” or “Sally Holdings”) and Sally Capital Inc. (“Sally Capital” and, collectively with Sally Holdings, the “Companies”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, received in your letter dated February 12, 2009 (the “Comment Letter”), addressed to me as our Vice President, Chief Accounting  Officer and Controller.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies, page 53

1.              Please quantify, where material, and provide an analysis of the impact of each critical accounting estimate on your financial position and results of operations for the years presented, including the effects of changes in estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

Response:   In response to the Staff’s comment, we have reviewed the referenced release and the related guidance.  As requested, in future filings, we will, where material and appropriate, revise our Critical Accounting Policies section  to further quantify and provide additional analysis of the impact of critical accounting estimates on our financial position and results of operations, including the effects of changes in critical accounting estimates between periods, if any.  We believe our existing disclosures accurately and appropriately reflect the impact of the Critical Accounting Policies on our financial position and results of operations.  We supplementally advise the Staff that there have not been any material changes to the estimates disclosed for our critical accounting policies between periods, nor have there been significant effects to our financial position or results of operations for the years presented based on changes between actual and estimated results for each of the years presented. As requested, we will also include in future filings qualitative and quantitative information regarding the sensitivity of reported results to changes in our assumptions, judgments and estimates for outcomes that are reasonably likely to occur and would have a material effect, such as inventory shrinkage and self-insurance liability.

Signatures, page 66

2.              Please revise the signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer on behalf of the registrant and in their capacities as such in the second signature block as required by General Instruction D(2) of Form 10-K.

Response: In future filings, our signature pages will be revised as requested.

Consolidated Statements of Cash Flows, page F-6

3.              Please show us how to reconcile deferred income taxes disclosed in the reconciliation of net earnings to net cash provided by operating activities for each year presented to the provision of deferred income taxes disclosed on page F-24.

Response: Please see the reconciliation attached hereto as Exhibit A.

Consolidated Statement of Member’s/Stockholder’s (Deficit) Equity, page F-7

4.              Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement or in the notes to financial statements.  Additionally, disclose the accumulated balances for each component of other comprehensive income.  Refer to paragraphs 25 and 26 of SFAS 130.

Response:  In future filings, we will provide the requested disclosures within the notes to our financial statements substantially as presented in Exhibit B, attached hereto.  We supplementally advise the Staff that the accumulated balance of the  interest rate swap component of other comprehensive income at September 30, 2008, is disclosed gross and net of tax in Footnote 12 of the financial statements presented in our Annual Report on Form 10-K.  Also, prior to fiscal 2008 the only component of our other comprehensive income was the foreign currency translation adjustment component.

Note 11. Long-Term Debt, page F-21

5.              Please provide the disclosures required by Rule 3-10(b)(4) of Regulation S-X, modified to reflect the fact that Sally Capital, Inc. co-issued the debt, jointly and severally, with the parent company.

Response: The Company believes that the applicable exception for the provision of financial statements for Sally Capital Inc. required by Regulation S-X is Rule 3-10(d) because the senior notes and the senior subordinated notes are guaranteed by one or more other subsidiaries of the Company.  The Company believes it has provided the information required by Rule 3-10(d)(4) in Note 18 to the Consolidated Financial Statements.  However, in future filings, the Company will revise Notes 11 and 18 to clarify that Sally Capital is the joint and several co-issuer of the senior notes and senior unsecured notes with the Company, and that the obligations of the subsidiary guarantors are joint and several.

6.              Reference is made to disclosures on pages 20-21, 37 and 49 regarding restrictions on the payment of dividends by you and your subsidiaries.  In accordance with Rule 4-08(e) of Regulation S-X, please disclose the most significant restrictions on the payment of dividends by you, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions.  Also, to the extent the restricted net assets of subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, disclose the nature of any restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the amounts of such restricted net assets as of the end of the most recently completed fiscal year.

Response:  In future filings, our disclosure will be revised as requested to include the information required by Rule 4-08(e) of Regulation S-X.  The Company further advises the Staff that the restricted net assets of consolidated and unconsolidated subsidiaries and the Company’s equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method do not exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  Accordingly, 4-08(e)(3) is not applicable to the Company.

Note 14. Income Taxes, page F-24

7.              For each year presented, please disclose adjustments of the beginning-of-the-year balance of the valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years.  Refer to paragraph 45.h of SFAS 109.

Response:  We advise the Staff that there were no adjustments to the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that prompted a change in judgment about the realizability of the related deferred tax asset in future years. If there are such adjustments in future years, we will disclose them as required.

8.              Please tell us what the “U.S. deduction of foreign losses” line item in the effective tax rate reconciliation on page F-25 represents.  Additionally, tell us why you do not discuss the effect of this reconciling item in your discussion of income taxes on page 45.

Response:  “U.S. deduction of foreign losses” represents the U.S. tax benefit of deducting the losses of a Mexican subsidiary in the Company’s consolidated U.S. tax return.  We are not able to benefit these losses in the Mexican tax jurisdiction because of the Mexican subsidiary’s history of losses and, therefore, a valuation allowance is provided in the Company’s consolidated financial statements related to the Mexican tax jurisdiction.  The valuation allowance is included in the reconciling item “Effect of foreign operations.”

Because there is a benefit in one jurisdiction and a valuation allowance in another, on a consolidated basis this item does not impact the overall consolidated effective tax rate. As a result, we did not specifically discuss this item on page 45.  Although the overall impact of the losses from the Mexican subsidiary has no net effect on our overall consolidated effective tax rate (i.e. not deductible in Mexico, but are deductible in the U.S.), we have attempted to present, in our income tax rate reconciliation table, the tax jurisdiction that has been able to benefit the tax loss related to the Mexican subsidiary.

9.              Please tell us how you present differences between assigned values and the tax bases of goodwill and intangible assets recognized in business combinations in the table of deferred tax assets and liabilities on page F-25.  Refer to paragraph 11.h of SFAS 109.

Response:   Any difference between the assigned value and the tax bases of goodwill and intangible assets recognized in a business combination are recorded as a component of total deferred tax assets and liabilities.  The amounts at September 30, 2007 and 2008 are immaterial and therefore not separately stated.

Note 17. Business Segments and Geographic Area Information, page F-29

10.       Please disclose revenues from external customers for each product or each group of similar products for each year presented.  This disclosure should be provided in dollars rather than as a percentage of sales as shown on page 4.  Refer to paragraph 37 of  SFAS 131.

Response:  We note that paragraph 37 of SFAS 131 states that “(t)he amounts of revenues reported [for product categories] shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.”  We prepare our general-purpose financial statements from our general ledger.  Detail of sales by merchandise category is not recorded in our general ledger because it is not practical to use the general ledger to capture this level of detail. Our general ledger also includes other items of revenue not associated with a merchandise category, such as revenue from trade shows and other immaterial non-product sales, as well as adjustments to revenue as required by Generally Accepted Accounting Principles that are not recorded at a merchandise category level.  Because of this, we believe that sales data cannot be summarized at any meaningful level and in a consistent manner as would be required for the Company to include disclosures for various groups of merchandise in the notes to our financial statements. Therefore, it is impracticable to make the requested disclosure in Note 17 to our consolidated financial statements because the information is not available and the cost to develop it would be excessive.

Exhibits 31 and 32

11.       As it appears Sally Capital, Inc. is permitted to omit its financial statements under Rule 3-10(b) of Regulations S-X and is exempt from the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act under Rule 12h-5 of the Exchange Act, it does not appear Sally Capital, Inc. should be named on your certifications.  Please advise or revise.

Response:  In future filings, we will cease filing reports under the Exchange Act jointly for Sally Holdings and Sally Capital and will file reports only for Sally Holdings.  Accordingly, we will file certifications on behalf of Sally Holdings only and will not name Sally Capital on these certifications.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

12.       Please address the comments above to the extent applicable.

Response:  The Company will revise future filings on Form 10-Q as indicated above.

In addition, the Companies acknowledge that:

•                  The Companies are responsible for the adequacy and accuracy of the disclosure in their filings:

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to these filings; and

•                  The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (940) 297-4436 at your convenience.

Very truly yours,

/s/ Janna S. Minton

Janna S. Minton
Vice President, Chief Accounting Officer and Controller

Exhibit A

Sally Holdings LLC

Reconciliation of Deferred Income Taxes on Statements of Cash Flows to Deferred Income Tax Provision

(in thousands)

	FY2008	FY2007	FY2006

Deferred Income Taxes on Statement of Cash Flows	$3,013	$3,718	$2,360

Tax Benefit Related to Share-based Compensation Expense Reported Separately on the Statement of Cash Flows	(2,268)	(4,794)	(1,815)

FIN 48 Reclassification	2,789	—	—

Deferred Income Tax Adjustments Pushed-Down by Alberto-Culver and Miscellaneous Items Such as Tax True-up Adjustments	(1,030)	902	8

Total Deferred Income Tax Provision	$2,504	$(174)	$553

Exhibit B

Sally Holdings LLC

Other Comprehensive Income and Accumulated Other Comprehensive Income

Fiscal years ended September 30, 2008, 2007 and 2006

(in thousands)

	Before-Tax		After-Tax
Other Comprehensive Income	Amount	Income Tax	Amount
2008

Foreign currency translation adjustments	$(24,321)	$(2,305)	$(26,626)

Deferred gain on hedged interest rate swaps	1,302	(509)	793

Total Other Comprehensive Income (Loss)	$(23,019)	$(2,814)	$(25,833)

2007
Foreign currency translation adjustments	$19,007	$(768)	$18,239

Total Other Comprehensive Income	$19,007	$(768)	$18,239

2006
Foreign currency translation adjustments	$2,851	$—	$2,851

Total Other Comprehensive Income	$2,851	$—	$2,851

Accumulated Other Comprehensive Income at September 30, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Foreign currency translation adjustments	$7,896	$34,522	$16,283

Deferred gain on hedged interest rate swaps	793	—	—
Total	$8,689	$34,522	$16,283